

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Andrew Booth
Chief Financial Officer
AbCellera Biologics Inc.
2215 Yukon Street
Vancouver, British Columbia V5Y 0A1

> **Re: AbCellera Biologics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-39781**

Dear Mr. Booth :

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences